SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CNB Financial Corp.
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(Name of Issuer)

Common Stock, $1.00 par value
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(Title of Class of Securities)

12613H  10 6
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(CUSIP Number)

December 16, 2005
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 12613H  10 6

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Entwistle Company (“Entwistle”)
Robert Lloyd Corkin Charitable Foundation (the “Foundation”)
Herbert I. Corkin

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Entwistle - MA Foundation - RI Herbert I. Corkin - US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Herbert I. Corkin Entwistle Foundation	31,250 shares 85,555 shares 31,250 shares
	6	SHARED VOTING POWER Herbert I. Corkin Entwistle Foundation	0 shares 0 shares 0 shares
	7	SOLE DISPOSITIVE POWER Herbert I. Corkin Entwistle Foundation	31,250 shares 85,555 shares 31,250 shares
	8	SHARED DISPOSITIVE POWER Herbert I. Corkin Entwistle Foundation	0 shares 0 shares 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Entwistle 85,555 shares Foundation 31,250 shares Herbert I. Corkin 31,250 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Entwistle 4.05% Foundation 1.48% Herbert I. Corkin 1.48%
12	TYPE OF REPORTING PERSON* Entwistle - CO Foundation - OO Herbert I. Corkin -- IN
(1) Based on 2,113,291 shares of Issuer’s common stock outstanding as of December 16, 2005 as reported on the Issuer’s Current Report on Form 8-K filed on December 19, 2005.

Item 1(a). Name of Issuer:

CNB Financial Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

33 Waldo Street
Worcester, MA 01608

Item 2(a). Name of Person Filing:

The Entwistle Company (“Entwistle”)
Robert Lloyd Corkin Charitable Foundation (the “Foundation”)
Herbert I. Corkin

Item 2(b). Address of Principal Business Office or, if None, Residence:

Entwistle - Bigelow Street, Hudson, MA 01749
Foundation - Bigelow Street, Hudson, MA 01749
Herbert I. Corkin - 445 Grand Bay Drive, Apt. No. 1106, Key Biscayne, FL 33149

Item 2(c). Citizenship:

Entwistle - MA

Foundation - RI

Herbert I. Corkin - US

Item 2(d). Title of Class of Securities:

common stock, $1.00 par value (“Common Stock”)

Item 2(e). CUSIP Number:

12613H  10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b) of 13d-2(b) of (c), check whether the person filing is a:

Not applicable.

Item 4.   Ownership.

(a) Amount Beneficially Owned:

Entwistle 85,555 shares
Foundation 31,250 shares

Herbert I. Corkin 31,250 shares

(b) Percent of Class:

Entwistle 4.05%
Foundation 1.48%
Herbert I. Corkin 1.48%

(c) Number of shares as to which such person has:

    (i) Sole power to vote or to direct the vote:

Entwistle                       85,555 shares
Foundation                   31,250 shares
Herbert I. Corkin          31,250 shares

(ii) Shared power to vote or to direct the vote:

Entwistle                      0 shares
Foundation                  0 shares
Herbert I. Corkin         0 shares

(iii) Sole power to dispose or to direct the disposition of:

Entwistle                           85,555 shares
Foundation                       31,250 shares
Herbert I. Corkin              31,250 shares

(iv) Shared power to dispose or to direct the disposition of:

Entwistle                                   0 shares
Foundation                               0 shares
Herbert I. Corkin                      0 shares

Herbert I. Corkin is a co-trustee, along with his daughters, Marjorie C. Kaplan and Janice C. Rudolph, of The Robert Lloyd Corkin Charitable Foundation. The Entwistle Company is 49.1% owned by the Herbert I. Corkin Irrevocable Trust. Mr. Corkin is the Chairman of the Board of Directors of Entwistle.

Mr. Corkin, the Foundation and Entwistle are filing this Statement on Schedule 13G jointly but disclaim membership in a group, as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below each of the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1) Based on 2,113,291 shares of Issuer’s common stock outstanding as of December 16, 2005 as reported on the Issuer’s Current Report on Form 8-K filed on December 19, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	December 19, 2005	The Entwistle Company
/s/ George Kaplan
By: George Kaplan
Title: Vice President

Robert Lloyd Corkin Charitable Foundation
/s/ Herbert I. Corkin
By: Herbert I. Corkin
Title: Trustee

/s/ Herbert I. Corkin
Herbert I. Corkin